PAYKIN GREENBLATT,
LESSER &KRIEG LLP
 185 MADISON AVENUE, 10th Floor
NEW YORK, NY 10016
Tel. (212) 725-4423
Fax. (212) 684-9022

October 20, 2005

Mail Stop 3561

Securities and Exchange Commission
100 F St. NE
Station Plaza
Washington, DC 20549-3561
Fax: 202-942-9648

Attn:	Scott Anderegg, Staff Attorney
David Mittelman, Legal Branch Chief
H. Christopher Owings, Asst. Director

Re:	Planetlink Communications, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 19, 2005
File No. 0-31763

Gentlemen:

This letter is being filed with you electronically through EDGAR with a copy marked to show changes and showing some comments in the above noted proxy materials. A copy marked to show changes is also being sent to you with this letter via FEDEX. Microsoft’s notations in formatting and similar changes have been deleted to ease your reading of changes in the wording of the document.

The Registrant’s acknowledgement of responsibility is enclosed. A hand signed copy will be sent to you with the FEDEX package noted above.

14A-12

Language, which deals with the statement in the October 18th 14A-12 filing that a proxy was enclosed, has been added to the Notice of Meeting to explain that no proxy was enclosed but that one is now enclosed. That paragraph also discusses the anticipated adjournment and the counting of proxies which are received before the date upon which votes are counted. A representation regarding this matter is also is the letter acknowledging responsibility signed by the Registrant.

The items below conform to the numbers in your letter to Mr. Bain dated October 15th and faxed to the undersigned.

Nominees, page 7

1. The five year history of Messrs. Bain, Chemtov and Williams has been supplied.

Board Meetings and Committees page 10

2.  We take it that you were referring to Item 7(d)(1) rather than Item 7(d)(1)(i) since we can find no (i). We believe we have complied with the requested items.

Nominating Committee, page 10

3.  Since sending you the hard copy of this filing by FEDEX the idea of a one person nominating committee has been eliminated.  It could be deemed misleading. It is our understanding that the OTCBB, the only place where the stock of the Registrant is listed, does not have a requirement for a nominating committee or for members of the nominating committee to be independent. For your information, the Registrant deems Messrs. Carver, and Williams to be independent members of the Board. Mr. Chemtov is also an independent.

Audit Committee, page 10

4. We believe we have complied with Item 7(d)(3) and Item 306 of Regulation S-B. You will see that the company has disclosed that it does not have an audit committee but that the board acts as the audit committee. The reason for that is given. The small size of the company has not justified the formal structure that was previously contemplated for the company. Nevertheless, the large number of meetings held by the board and its meetings with its auditors should be adequate to fulfill the need for auditor oversight.

Principal Shareholders and Holdings by Officers and Directors, page 11

5. The 13D filing for Mr. Bain was in error and he has been advised to file an amendment correcting that number. The correct number is 165,922,933, as stated in the Proxy Statement.

Executive Compensation, page 12.

6. The information required by Regulation 404(a), Item 404(a) has been supplied.

Section 16(a) Beneficial Ownership Reporting Compliance, page 13

7. Item 405 of Regulation S-B has now been complied with as to each person known to have filed reports late.

Vote Required, page 13

8. The vote required has been amended as to each of the proposals to more fully comply with Item 21(b).

All Other Fees - Financial Information Systems Design and Implementation Fees, page 19

9. The confusing language has been deleted and language conforming to the requirements of Item 9 has been placed in the document.

Proxy Card

10. We wish to point out that there is no merger or acquisition of any transaction like that taking place. Nevertheless we have unbundled the proposals dealing with the restated certificate of incorporation.

11. The proxy card has been revised to give voters a place to withhold their vote for each nominee.

We look forward to your prompt review.

Very truly yours,

Martin Mushkin

Cc:	M. Dewey Bain and Mary Hitt